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	July 6, 2007	37559.00011

VIA EDGAR

Mr. Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Smith & Wollensky Restaurant Group, Inc. Schedule 14A (File No. 001-16505) filed on May 15, 2007, as amended Schedule 13E-3 (File No. 005-61691) filed on May 15, 2007, as amended

Dear Mr. Pressman:

        On behalf of our client, The Smith & Wollensky Restaurant Group, Inc. (the "Company"), we are transmitting for filing Amendment No. 2 to the Company's proxy statement on Schedule 14A (the "Proxy Statement") and Amendment No. 2 to the Schedule 13E-3 (the "Schedule 13E-3") of the Company and Alan N. Stillman (collectively, the "Filing Persons"). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement and the Schedule 13E-3 by the staff of Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission").

        We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated June 26, 2007 relating to the Company's revised preliminary proxy statement and the Schedule 13E-3, each filed with the Commission on June 14, 2007. We have incorporated the Staff's comments into this response letter in italics and have provided the Company's responses below each comment.

Schedule 13E-3

        1.     We note your response to prior comment 1. Please provide us with a detailed description of all discussions between Mr. Stillman and Project Grill and/or Patina. In addition, please explain in greater detail why you do not believe St. James is under common control with the issuer. We may have further comments.

Discussions Between Mr. Stillman and Project Grill and/or Patina

With respect to the discussions between Mr. Stillman and Patina/Grill we have been advised as follows. Commencing on or about January 18, 2007, Mr. Stillman contacted several executives involved in the restaurant business, including Mr. Valenti, the Chief Executive Officer of Patina, and several private equity firms to determine if they had any interest in acquiring SWRG. Such contacts were informal and did not involve negotiations as to the structure or material terms of any specific transaction. Mr. Valenti expressed an interest in doing a possible transaction and commencing on January 18, he and Mr. Stillman had several discussions about a potential transaction. At that time, Mr. Stillman expressed his interest in acquiring the New York City restaurants owned or managed by SWRG. Before Mr. Valenti could evaluate any potential transaction, he stated to Mr. Stillman that he and his financial team needed substantially more information about SWRG. As a result, on January 26, 2007, Patina executed a confidentiality agreement with SWRG and commenced its due diligence investigation.

On January 29, 2007, Messrs. Valenti and Stillman met at Mr. Valenti's office with their respective legal counsel to discuss the general parameters of a transaction. Subsequent to that meeting, Messrs. Valenti and Stillman held regular telephone conversations about a potential transaction and Mr. Valenti instructed his counsel to commence preparation of the necessary legal documentation.

Between January 29 and February 26, concurrently with negotiating a merger agreement with SWRG, Mr. Valenti and Mr. Stillman negotiated the terms of the agreement in which Patina would acquire SWRG and simultaneously sell to Mr. Stillman SWRG's New York restaurant operations and certain other assets (the "Excluded Assets"). Messrs. Valenti and Stillman also negotiated the documents necessary to effectuate this understanding. Those negotiations led to Patina making its February 2, 2007 offer to acquire SWRG at a cash price of $8.75 a share. Patina's February 2, 2007 offer assumed that Mr. Stillman would be acquiring the Excluded Assets for $3,000,000 plus the assumption of certain liabilities.

During the following weeks, representatives of Patina and Mr. Stillman met with each other and members of the Special Committee to answer questions concerning the Patina offer and to conclude details of the Stillman Transaction. Substantial changes in the Stillman Transaction were agreed to in connection with those discussions and in response to concerns expressed by representatives of SWRG as to the fairness of the consideration being paid by Mr. Stillman for the Excluded Assets. Thereafter, Patina submitted a revised offer on February 21, 2007 which reflected those and other changes. Patina's revised offer contemplated that Patina would acquire SWRG for a pre share cash price of $9.25 and simultaneously sell the Excluded Assets to Mr. Stillman or his designee for a cash price of $5,304,057 plus the assumption of specific liabilities which Mr. Stillman estimated would be between $3,000,000 and $4,000,000.

On February 26, 2007 Patina and Mr. Stillman entered into a formal agreement reflecting the understanding on which Patina's offer was based. In March and April, 2007, representatives of Patina and Mr. Stillman held numerous meetings with each other and with representatives of SWRG to discuss their respective responses to the increased offers to acquire SWRG which had been submitted by other bidders after Patina and SWRG had entered onto a formal merger agreement. As a result of these discussions, on April 25, 2007, Patina agreed to increase its offer to acquire the outstanding shares of SWRG to $10.30 a share and Mr. Stillman agreed to increase the purchase price to be paid by him for the Excluded Assets to $6,010,000. Patina subsequently increased its offer to $11 a share, but Mr. Stillman's purchase price for the Excluded Assets was not further increased.

As stated in our letter to you of June 14, 2007, Mr. Stillman is not expected to have any ongoing relationship with the Company or Grill following consummation of the merger, other than with respect to the administrative services and cooperative marketing agreement and trademark license as set forth in Section 5 of the Stillman Agreement. Unlike the typical going private transaction, in which management is aligned with the sponsor group and will retain a significant equity interest in the company post-transaction, Mr. Stillman's separate interest in this transaction arises solely from his participation in the acquisition transaction contemplated by his agreement with Grill pursuant to which, at the closing of the merger, he or his designees will acquire a minority amount of assets from the Company in exchange for $6,850,000 in cash and/or common stock of the Company, and the Stillman Group will assume, among other things, numerous liabilities and contingent obligations of SWRG.

Common Control of St. James and SWRG

With respect to the issue of common control, we have been unable to locate any authority that would provide a definitive answer with respect to whether St. James and SWRG are under common control. However, regardless of whether St. James is under common control with the Company, we respectfully submit that St. James is not engaged in the merger or the Stillman Transaction and therefore is not a Rule 13e-3 filing person. St. James is not a party to the merger agreement, nor is it a party to the Stillman Agreement. St. James and the Company entered into an Amended and Restated Sale and License Agreement on January 1, 2006 pursuant to which, among other things, St. James permits the Company to use the names "Smith & Wollensky" and "Wollensky's Grill" (the "License Agreement"). While, as disclosed in the Proxy Statement, the License Agreement will be amended in connection with the merger, this does not mean that St. James is engaged in the merger or the Stillman Transaction. We respectfully submit that, to the extent the Company were to amend a contract with any other party in connection with the merger or the Stillman Transaction, that party would not be deemed to be engaged in a going private transaction merely because its contract with the Company was being amended. Similarly, St. James should not be deemed to be engaged in the merger or the Stillman Transaction merely because the License Agreement is being amended in connection with the merger.

Schedules 14A

Special Factors

        2.     We note your response to prior comment 4. Please confirm that each presentation, discussion or report made by your advisor has been described in a manner consistent with Item 1015 of Regulation M-A. It does not appear that is the case. For instance, we note your reference to the February 25, 2007 report delivered by TM Capital Corp. In addition, please confirm that no written materials other than the ones previously filed as exhibits were provided by TM Capital Corp to the company. If written materials were provided, please provide the staff with a copy of such materials and provide a detailed explanation supporting your conclusion that the materials were not required to be filed as exhibits.

The Filing Persons have revised the disclosure on page 13 in response to the Staff's comment. In addition, as discussed with you during our telephone call of June 29, 2007 and as stated in our letter to you of June 14, 2007, we have previously filed all written materials required to be filed pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Recommendations of the Special Committee and our Board of Directors

        3.     We note your response to prior comment 5. Please explain why you believe your definition of "Unaffiliated Stockholders" is consistent with the term "unaffiliated security holders" as used in Item 1014 of Regulation M-A.

The Filing Persons have revised the disclosure on page 4 of the Proxy Statement in response to the Staff's comment.

SWRG's Reasons for the Merger and the Factors Considered in Determining Fairness, page 21

        4.     Please revise your header and disclosure to ensure that the disclosure is appropriately addressing the reasons for engaging in the Rule 13e-3 transaction as opposed to simply the merger. Refer to Item 1013 of Regulation M-A.

The Filing Persons have revised the disclosure on pages 2 and 20 of the Proxy Statement in response to the Staff's comment.

        5.     We note your response to prior comment 6. It is not clear why you believe that the statement "the foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the merger" addresses why the board believed the Rule 13e-3 transaction was fair to unaffiliated security holders. Please note the merger is a subpart of the Rule 13e-3 transaction.

The Filing Persons have revised the disclosure on page 25 of the Proxy Statement in response to the Staff's comment.

        6.     We note tour response to prior comment 7. Please expand your disclosure to clearly explain how each factor impacted the board's determination of fairness of the Rule 13e-3 transaction with respect to unaffiliated security holders.

The Filing Persons have revised the disclosure on pages 20 through 25 of the Proxy Statement in response to the Staff's comment.

        7.     We note your response to prior comment 9. We are unable to locate a discussion of going concern value or historical stock prices. Please advise. In addition, please expand your discussion of purchase prices to quantify the prices paid.

The Company has revised the disclosure on pages 25 and 28 of the Proxy Statement with respect to going concern value.

The Company has revised the disclosure on pages 31 and 32 of the Proxy Statement to provide additional information with respect to the historical stock prices considered by TM Capital in its analysis, which analysis was presented to and adopted by the Special Committee and the Company's board of directors.

The Filing Persons have revised the disclosure on page 25 of the Proxy Statement in response to the last sentence of the Staff's comment. In light of the Special Committee's lack of reliance on the purchase prices paid and the Filing Persons' desire to avoid unnecessary repetition, the Filing Persons have cross-referenced to the disclosure of prices paid instead of including this disclosure on page 25.

        8.     We note your reference in the second bullet of page 21 to the various valuation methodologies and analyses prepared by the Special Committee's "financial advisors." Please clarify what methodologies and analyses you are referring to other than those of TM Capital which were expressly adopted.

As discussed with you during our phone conversation of June 28, 2007, the Filing Persons have revised the disclosure to eliminate the "s" from the term "financial advisors" on page 21 of the Proxy Statement as there is only one financial advisor.

        9.     Please disclose what impact, if any, the negative factors had on the board's fairness determination.

The Filing Persons have revised the disclosure on page 23 of the Proxy Statement in response to the Staff's comment.

        10.   Please expand the last bullet point of the negative factors to discuss how the terms of the Stillman Agreement impacted the fairness determination. In that regard, we are unable to locate any detailed disclosure explaining how the Stillman Agreement impacted the board's fairness determination.

The Filing Persons have revised the disclosure underneath the bullets on page 23 of the Proxy Statement in response to the Staff's comments.

        11.   We note your limitation of the discussion of procedural safeguards to the merger. Please revise your disclosure to discuss the Rule 13e-3 transaction.

The Filing Persons have revised the disclosure on pages 23 and 24 of the Proxy Statement in response to the Staff's comment.

Position of Mr. Stillman

        12.   We note your response to prior comment 14. By filing and signing the Schedule 13E-3 Mr. Stillman has identified himself as a filing person in a Rule 13e-3 transaction. Disclosure implying that he may not be a filing person or the transaction may not be a Rule 13e-3 transaction is inappropriate. Here, and throughout the document, delete any disclosure that implies that Mr. Stillman may not be a filing person and that the transaction is not a Rule 13e-3 going private transaction. If you do not believe Mr. Stillman should be a filing person, please remove him from the Schedule 13E-3. Please be advised, that the staff may raise additional comments with respect to Mr. Stillman's status as a filing person should you remove Mr. Stillman as a filing person.

The Filing Persons have revised the disclosure on pages 5 and 26 in response to the Staff's comment.

        13.   We note your statement that Mr. Stillman believes that his interest in the Stillman Agreement did not influence the decision of the Special Committee with respect to its approval of the merger agreement. Please expand your disclosure to explain why Mr. Stillman believes this to be the case given that the Special Committee identifies the Stillman Agreement as a material factor it considered. In addition, it is unclear what consideration Mr. Stillman gave to the Stillman Agreement as part of his overall Item 1014 fairness determination.

Mr. Stillman has revised the disclosure on page 26 of the Proxy Statement in response to the Staff's comment. With respect to Mr. Stillman's consideration of the Stillman Agreement as part of his Item 1014 fairness determination, Mr. Stillman continues to adopt the analyses of the Special Committee and the Company's board of directors, which analyses have now been expanded in response to the Staff's comments.

        14.   We reissue prior comment 20. Please delete the statement that the opinion is "qualified in its entirety by reference to the written opinion."

The Filing Persons have revised the disclosure on page 35 of the Proxy Statement in response to the Staff's comment.

Certain Effects of the Merger

        15.   Please identify and quantify, to the extent practicable, the liabilities to be assumed by Mr. Stillman.

The Filing Persons have revised the disclosure on page 36 of the Proxy Statement in response to the Staff's comment. To avoid unnecessary repetition, the Filing Persons believe it is more appropriate to reference the disclosure under "Interests of SWRG's Directors and Executive Officers in the Merger—Stillman Transaction" rather than disclose the list of liabilities again on page 40. The Filing persons have, however, revised the disclosure on page 40 of the Proxy Statement to clarify where stockholders can find the discussion of the liabilities to be assumed.

Material U.S. Federal Income Tax Consequences

        16.   We note Your response to prior comment 25. Delete the statement that this discussion is for "general information only." You are required to disclose the material tax consequences and investors are entitled to rely upon your disclosure.

The Filing Persons have revised the disclosure on page 43 of the Proxy Statement in response to the Staff's comment.

The Merger Agreement

        17.   We note your response to prior comment 26. Delete the phrase "you should not rely on the representations and warranties as statements of factual information." Investors are entitled to rely on your disclosure.

The Filing Persons have revised the disclosure on page 49 of the Proxy Statement in response to the Staff's comment.

Where you can find more information

        18.   We note your response to prior comment 27. Please explain the basis for your forward incorporation by reference pursuant to the proxy rules.

We respectfully advise the staff as follows:

  •
  Instruction 2(b) to Item 14 of Schedule 14A requires registrants to provide the information required by paragraph (c)(2) of Item 14 for going-private transactions.

  •
  Paragraph (c)(2) of Item 14 of Schedule 14A requires the registrant to file the information required by Instruction C (Information with Respect to the Company Being Acquired) of Form S-4.

  •
  If the company being acquired meets the requirements for use of Form S-3, Instruction C to Form S-4 instructs the registrant to elect to provide the information required under Item 15, 16 or 17 of Form S-4.

  •
  The Company meets the requirements for use of Form S-3 and has elected to provide the information required under Item 15 of Form S-4.

  •
  Item 15 directs the Company to furnish the information required by Items 10 and 11 of Form S-4.

  •
  Paragraph (b) of Item 11 of Form S-4 instructs the Company to state that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the special meeting of security holders, shall be deemed to be incorporated by reference.

*                *                *

        If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani

Keith Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Alan N. Stillman Chairman and Chief Executive Officer The Smith & Wollensky Restaurant Group, Inc. Michael Zuppone, Esq.